MERCK & CO., INC.

ONE MERCK DRIVE

P.O. BOX 100

WHITEHOUSE STATION, NJ 08889-0100

February 28, 2012

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Merck & Co., Inc.
Form 10-K Annual Report for the
Fiscal year Ended December 31, 2011
File No. 1-6571

Ladies and Gentlemen:

On behalf of Merck & Co., Inc., pursuant to Regulation S-T, submitted herewith for filing is the Company’s Annual Report on Form 10-K, including the exhibits thereto.

The financial statements do not reflect any changes from the preceding year in any accounting principles or practices, or in the method of applying any such accounting principles or practices.

Very truly yours,

/s/Katie E. Fedosz
Katie E. Fedosz
Senior Assistant Secretary